Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 1 DATED JANUARY 11, 2022

TO THE PROSPECTUS DATED DECEMBER 22, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Fund”), dated December 22, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on the status of our current public offering;

•	to provide an update on the Fund’s portfolio; and

•	to disclose the entering into of credit facility agreements.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in common shares of beneficial interest in an ongoing public offering (the “Offering”). The terms of the Offering required us to deposit all subscription proceeds in escrow with UMB Bank, N.A., as escrow agent, until we received subscriptions aggregating at least $100,000,000 in our common shares (excluding shares purchased by Apollo Credit Management, LLC, its affiliates and the Fund’s trustees and officers but including any shares purchased in private offerings), in any combination of share classes.

As of January 7, 2022, we had satisfied the minimum offering requirement, and our board of trustees had authorized the release of proceeds from escrow. As of such date, we issued and sold 26,260,912.24 shares (consisting entirely of Class I shares; no Class S or Class D shares were issued or sold as of such date), and the escrow agent released net proceeds of approximately $657 million to us as payment for such shares. Apollo and its employees, including our executive officers, owned approximately $3 million of interests in the Fund as of January 7, 2022. We intend to continue selling shares in the Offering on a monthly basis.

Portfolio Update

As of January 10, 2022, there were 43 Portfolio Investments that the Financing Provider purchased having an aggregate cost of $414 million and an aggregate fair market value of $414 million. As of January 10, 2022, there were no additional Portfolio Investments that the Financing Provider committed to purchasing.

The following is a list of each Portfolio Investment at January 10, 2022.

Company Name and Address of Portfolio	Industry	Type of Investment	Reference Rate and Spread	Interest Rate	Maturity Date	% of Class	Par Amounts/ Units	Cost	Fair Value	Percentage of Net Assets of Warehouse
Advantage Sales & Marketing Inc. 18100 Von Karman Avenue, Suite 1000 Irvine, CA 92612	Diversified Consumer Services	Term Loan	3M L+450, 0.75% Floor	5.25%	10/28/2027	—	9,949,749	10,036,809	9,974,623	2.41%
Alera Group Intermediate Holdings, Inc. 3 Parkway North, Suite 500 Deerfield, IL 60015	Insurance	Term Loan	3M L+550, 0.75% Floor	6.25%	10/2/2028	—	13,069,210	12,807,826	12,807,826	3.09%
Alera Group Intermediate Holdings, Inc. 3 Parkway North, Suite 500 Deerfield, IL 60015	Insurance	Delayed Draw Term Loan	3M L+550, 0.75% Floor	6.25%	10/2/2028	—	3,581,580	3,545,810	3,545,810	0.86%
Alera Group Intermediate Holdings, Inc. 3 Parkway North, Suite 500 Deerfield, IL 60015	Insurance	Unfunded Delayed Draw Term Loan	1.00% Unfunded	1.00%	10/2/2028	—	126,223	(1,262)	(1,261)	0.00%
AxiomSL Group, Inc. 45 Broadway, 27th Floor New York, NY 10006	Software	Term Loan	3M L+600, 1.00% Floor	7.00%	12/3/2027	—	21,918,008	21,479,647	21,370,057	5.15%
AxiomSL Group, Inc. 45 Broadway, 27th Floor New York, NY 10006	Software	Unfunded Delayed Draw Term Loan	1.00% Unfunded	1.00%	12/3/2027	—	1,421,171	(14,212)	(21,318)	-0.01%
AxiomSL Group, Inc. 45 Broadway, 27th Floor New York, NY 10006	Software	Unfunded Revolver	0.50% Unfunded	0.50%	12/3/2025	—	1,550,681	(31,014)	(38,767)	-0.01%
Azurity Pharmaceuticals, Inc. 8 Cabot Road, Suite 2000 Woburn, MA 01801	Biotechnology	Term Loan	8.25% (P+500)	8.25%	9/20/2027	—	10,000,000	9,700,000	9,850,000	2.38%
Berlin Packaging L.L.C. 525 West Monroe Street Chicago, IL 60661	Containers & Packaging	Term Loan	3M L+375, 0.50% Floor	4.25%	3/11/2028	—	7,481,250	7,406,438	7,464,885	1.80%
Bleriot US Bidco Inc. Cleeve Business Park Bishops Cleeve Cheltenham Gloucestershire GL52 8TW UK	Aerospace & Defense	Term Loan	3M L+400	4.22%	10/30/2026	—	9,949,800	9,949,800	9,949,800	2.40%
Calabrio, Inc. 241 North 5th Avenue, Suite 1200 Minneapolis, MN 55401	Software	Term Loan	3M L+700, 1.00% Floor	8.00%	4/16/2027	—	22,312,860	21,755,039	21,643,474	5.22%
Calabrio, Inc. 241 North 5th Avenue, Suite 1200 Minneapolis, MN 55401	Software	Unfunded Revolver	0.50% Unfunded	0.50%	4/16/2027	—	2,687,140	(67,179)	(80,614)	-0.02%
CI (Quercus) Intermediate Holdings, LLC 550 Bedford Road Bedford Hills, NY 10507	Diversified Financial Services	Term Loan	3M L+550, 0.75% Floor	6.25%	10/12/2028	—	14,318,182	14,103,409	14,103,409	3.40%
CI (Quercus) Intermediate Holdings, LLC 550 Bedford Road Bedford Hills, NY 10507	Diversified Financial Services	Delayed Draw Term Loan	3M L+550, 0.75% Floor	6.25%	10/12/2028	—	681,818	671,591	671,591	0.16%
CI (Quercus) Intermediate Holdings, LLC 550 Bedford Road Bedford Hills, NY 10507	Diversified Financial Services	Unfunded Delayed Draw Term Loan	0.75% Unfunded	0.75%	10/12/2028	—	2,727,273	(20,455)	(20,455)	0.00%
CI (Quercus) Intermediate Holdings, LLC 550 Bedford Road Bedford Hills, NY 10507	Diversified Financial Services	Unfunded Revolver	0.50% Unfunded	0.50%	10/12/2028	—	2,272,727	(34,091)	(34,091)	-0.01%
Geon Performance Solutions, LLC 25777 Detroit Road, Suite 202 Westlake, OH 44145	Chemicals	Term Loan	3M L+475, 0.75% Floor	5.50%	8/18/2028	—	12,542,405	12,516,906	12,659,990	3.05%
Liberty Midco Limited 3200 Daresbury Park Daresbury, Warrington, England WA4 4BU	Commercial Services & Supplies	Term Loan	3M L+575 (2.50% PIK Toggle)	5.95%	6/4/2028	—	22,629,818	22,318,658	22,064,073	5.32%
Liberty Midco Limited 3200 Daresbury Park Daresbury, Warrington, England WA4 4BU	Commercial Services & Supplies	Unfunded Delayed Draw Term Loan	2.0125% Unfunded	2.01%	6/4/2028	—	3,300,182	—	—	0.00%
LSF11 A5 HoldCo LLC 955 TN-57 Collierville, TN 38017	Chemicals	Term Loan	3M L+375, 0.50% Floor	4.25%	10/15/2028	—	14,141,323	14,099,973	14,154,580	3.41%
McGraw-Hill Education, Inc. 1325 Avenue of the Americas New York, NY 10019	Media	Term Loan	3M L+475, 0.50% Floor	5.25%	7/28/2028	—	21,446,250	21,231,788	21,379,230	5.16%
Medallia, Inc. 575 Market St. Suite 1850 San Francisco, CA 94105	Software	Term Loan	3M L+675 PIK, 0.75% Floor	7.50%	10/29/2028	—	33,848,273	33,171,308	33,171,308	8.00%
MPH Acquisition Holdings LLC 115 Fifth Avenue, 7th Floor New York, NY 10003	Health Care Providers & Services	Term Loan	3M L+425, 0.50% Floor	4.75%	9/1/2028	—	15,302,256	14,920,185	14,989,835	3.61%
Orbcomm Inc. 395 W. Passaic Street Rochelle Park, New Jersey 07662	Diversified Telecommunication Services	Term Loan	3M L+425, 0.75% Floor	5.00%	9/1/2028	—	7,003,282	7,010,659	7,012,036	1.69%
PetSmart LLC 19601 North 27th Avenue Phoenix, AZ 85027	Specialty Retail	Term Loan	3M L+375, 0.75% Floor	4.50%	2/11/2028	—	9,975,000	9,999,938	10,004,094	2.41%
Pro Mach Group, Inc. 50 East Rivercenter Blvd., Suite 1800 Covington, KY 41011	Machinery	Term Loan	3M L+400, 1.00% Floor	5.00%	8/31/2028	—	10,093,956	10,045,073	10,141,271	2.45%
Pro Mach Group, Inc. 50 East Rivercenter Blvd., Suite 1800 Covington, KY 41011	Machinery	Unfunded Delayed Draw Term Loan	0.00% Unfunded	0.00%	8/31/2028	—	1,269,680	—	—	0.00%
Relativity ODA LLC 231 South LaSalle Street, 8th Floor Chicago, IL 60604	Software	Term Loan	3M L+750 PIK, 1.00% Floor	8.50%	5/12/2027	—	26,340,219	25,681,714	25,418,311	6.13%
Relativity ODA LLC 231 South LaSalle Street, 8th Floor Chicago, IL 60604	Software	Unfunded Revolver	0.50% Unfunded	0.50%	5/12/2027	—	2,500,000	(62,500)	(87,500)	-0.02%
Stream Merger Sub, Inc. 1990 E. Grand Ave El Segundo, CA 90245	Internet & Direct Marketing Retail	Term Loan	3M L+575, 0.75% Floor	6.50%	10/5/2028	—	25,000,000	24,500,000	24,500,000	5.91%
Sovos Compliance, LLC 200 Ballardvale Street, 4th Floor Wilmington, MA 01887	Software	Term Loan	3M L+450, 0.50% Floor	5.00%	8/11/2028	—	17,054,795	17,012,158	17,121,415	4.13%
Sovos Compliance, LLC 200 Ballardvale Street, 4th Floor Wilmington, MA 01887	Software	Unfunded Delayed Draw Term Loan	4.50% Unfunded	4.50%	8/11/2028	—	2,945,205	—	—	0.00%
Trident TPI Holdings, Inc. 460 East Swedesford Road, Suite 3000, Wayne, PA 19087	Containers & Packaging	Term Loan	3M L+400, 0.50% Floor	4.50%	9/15/2028	—	11,623,557	11,623,981	11,612,660	2.80%
Trident TPI Holdings, Inc. 460 East Swedesford Road, Suite 3000, Wayne, PA 19087	Containers & Packaging	Delayed Draw Term Loan	3M L+400, 0.50% Floor	4.50%	9/15/2028		664,438	664,463	663,815	0.16%
Trident TPI Holdings, Inc. 460 East Swedesford Road, Suite 3000, Wayne, PA 19087	Containers & Packaging	Unfunded Delayed Draw Term Loan	0.00% Unfunded	0.00%	9/15/2028	—	986,760	—	—	0.00%
Ultimate Baked Goods Midco LLC 828 Kasota Ave SE Minneapolis, MN 55414	Food & Staples Retailing	Term Loan	3M L+625, 1.00% Floor	7.25%	8/13/2027	—	8,383,784	8,174,189	8,176,704	1.97%
Ultimate Baked Goods Midco LLC 828 Kasota Ave SE Minneapolis, MN 55414	Food & Staples Retailing	Revolver	3M L+625, 1.00% Floor	7.25%	1/31/2022 - 6/22/2022	—	533,514	520,176	520,336	0.13%
Ultimate Baked Goods Midco LLC 828 Kasota Ave SE Minneapolis, MN 55414	Food & Staples Retailing	Letters of Credit	6.25%	6.25%	8/8/2022 - 11/30/2022	—	114,345	(2,859)	(2,813)	0.00%
Ultimate Baked Goods Midco LLC 828 Kasota Ave SE Minneapolis, MN 55414	Food & Staples Retailing	Unfunded Revolver	0.50% Unfunded	0.50%	8/13/2027	—	368,357	(9,209)	(9,062)	0.00%
Vita Global FinCo Limited Oldham Road Middleton, Manchester M24 2DB	Household Products	Term Loan	SONIA+7.00	7.05%	7/6/2027	—	17,857,143	24,198,933	24,043,464	5.80%
Washington Prime Group, L.P. 180 East Broad Street Colombus, OH 43215	Equity Real Estate Investment Trusts (REITs)	Term Loan	1M L+500, 0.75% Floor	5.75%	10/20/2025	—	15,000,000	15,187,500	15,182,820	3.66%
W.R. Grace Holdings LLC 7500 Grace Drive Columbia, MD 21044	Chemicals	Term Loan	3M L+375, 0.50% Floor	4.25%	9/22/2028	—	6,042,654	6,027,547	6,061,537	1.46%
2U, Inc. 7900 Harkins Road Lanham, MD 20706	Diversified Consumer Services	Term Loan	6M L+575, 0.75% Floor	6.50%	12/30/2024	—	24,875,000	24,439,687	24,719,531	5.96%
							$435,889,866	$414,558,424	$414,682,607	100.00%

Credit Facility Agreements

Mallard Funding Credit Facility

On January 7, 2022 (the “Closing Date”), Mallard Funding LLC (“Mallard Funding”), a Delaware limited liability company and newly formed subsidiary of the Fund, entered into a Loan and Servicing Agreement (the “Mallard Funding Loan and Servicing Agreement”), with Mallard Funding, as borrower, the Fund, in its capacity as servicer and in its capacity as transferor, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, and The Bank of New York Mellon Trust Company, National Association, as collateral agent, account bank and collateral custodian. From time to time, the Fund expects to sell and contribute certain investments to Mallard Funding pursuant to a Purchase and Sale Agreement, dated as of the Closing Date, by and between the Fund and Mallard Funding. No gain or loss will be recognized as a result of the contribution. Proceeds from the Mallard Funding Loan and Servicing Agreement will be used to finance the origination and acquisition of eligible assets by Mallard Funding, including the purchase of such assets from the Fund. The Fund retains a residual interest in assets contributed to or acquired by Mallard Funding through our ownership of Mallard Funding. The maximum principal amount of the Mallard Funding Loan and Servicing Agreement as of the Closing Date is $500 million, which can be drawn in multiple currencies subject to certain conditions; the availability of this amount is subject to the borrowing base, which is determined on the basis of the value and types of Mallard Funding’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits.

The Mallard Funding Loan and Servicing Agreement provides for the ability to draw and redraw revolving loans under the Mallard Funding Loan and Servicing Agreement for a period of up to three years after the Closing Date unless the commitments are terminated sooner as provided in the Mallard Funding Loan and Servicing Agreement (the “Mallard Funding Commitment Termination Date”). Unless otherwise terminated, the Mallard Funding Loan and Servicing Agreement will mature on the date which is five years after the Closing Date (the “Mallard Funding Final Maturity Date”). Prior to the Mallard Funding Commitment Termination Date, proceeds received by Mallard Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Fund, subject to certain conditions. Following the Mallard Funding Commitment Termination Date but prior to the Mallard Funding Final Maturity Date, proceeds received by Mallard Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, as well as principal on outstanding borrowings in accordance with the terms of the Mallard Funding Loan and Servicing Agreement, and the excess may be returned to the Fund, subject to certain conditions. On the Mallard Funding Final Maturity Date, Mallard Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Fund.

Under the Mallard Funding Loan and Servicing Agreement, Mallard Funding is permitted to borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Mallard Funding Loan and Servicing Agreement, will bear interest at Adjusted Term SOFR, the CDOR Rate, Daily Simple SONIA or the EURIBOR Rate (the “Mallard Funding Applicable Reference Rate”), in each case, plus a margin. Advances used to finance the purchase or origination of broadly syndicated loans under the Mallard Funding Loan and Servicing Agreement bear interest at the Mallard Funding Applicable Reference Rate plus a spread of (x) during the Ramp-Up Period, 1.60%, (y) after the end of the Ramp-Up Period and prior to the Mallard Funding Commitment Termination Date, 2.00% and (z) after the Mallard Funding Commitment Termination Date, 2.25%. Advances used to finance the purchase or origination of middle market loans under the Mallard Funding Loan and Servicing Agreement initially bear interest at the Mallard Funding Applicable Reference Rate plus a spread of (x) prior to the Mallard Funding Commitment Termination Date, 2.00% and (y) after the Mallard Funding Commitment Termination Date, 2.25%. The Mallard Funding Loan and Servicing Agreement contains customary covenants, including certain limitations on the activities of Mallard Funding, including limitations on incurrence of incremental indebtedness, and customary events of default. The Mallard Funding Loan and Servicing Agreement is secured by a perfected first priority security interest in the assets of Mallard Funding and on any payments received by Mallard Funding in respect of those assets. Assets pledged to the lenders under the Mallard Funding Loan and Servicing Agreement will not be available to pay the debts of the Fund.

Borrowings of Mallard Funding are considered our borrowings for purposes of complying with the asset coverage requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

The description above is only a summary of the material provisions of the Mallard Funding Loan and Servicing Agreement and the Purchase and Sale Agreement and is qualified in its entirety by reference to the copies of the Mallard Funding Loan and Servicing Agreement and Purchase and Sale Agreement which are filed as Exhibits 10.1 and 10.2 to this current report on Form 8-K and are incorporated herein by reference thereto.

Cardinal Funding Credit Facility

On January 7, 2022 (the “Closing Date”), Cardinal Funding LLC (“Cardinal Funding”), a Delaware limited liability company and the Fund, entered into a Credit and Security Agreement (the “Secured Credit Facility”), with Cardinal Funding, as borrower, the Fund, in its capacity as collateral manager and in its capacity as equityholder, the lenders from time to time parties thereto, Citibank, N.A., as administrative agent, and The Bank of New York Mellon Trust Company, National Association, as collateral agent, custodian and collateral administrator.

From time to time, the Fund expects to sell and contribute certain investments to Cardinal Funding pursuant to a Sale and Contribution Agreement, dated as of the Closing Date, by and between the Fund and Cardinal Funding. No gain or loss will be recognized as a result of the contribution. Proceeds from the Secured Credit Facility will be used to finance the origination and acquisition of eligible assets by Cardinal Funding, including the purchase of such assets from the Fund. We retain a residual interest in assets contributed to or acquired by Cardinal Funding through our ownership of Cardinal Funding. The maximum principal amount of the Secured Credit Facility as of the Closing Date is $500 million, which can be drawn in multiple currencies subject to certain conditions; the availability of this amount is subject to the borrowing base, which is determined on the basis of the value and types of Cardinal Funding’s assets from time to time, and satisfaction of certain conditions, including certain concentration limits.

The Secured Credit Facility provides for the ability to draw and redraw revolving loans under the Secured Credit Facility for a period of up to three years after the Closing Date unless the commitments are terminated sooner as provided in the Secured Credit Facility (the “Cardinal Funding Commitment Termination Date”). Unless otherwise terminated, the Secured Credit Facility will mature on the date which is two years after the Commitment Termination Date (the “Cardinal Funding Final Maturity Date”). Prior to the Cardinal Funding Commitment Termination Date, proceeds received by Cardinal Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, and the excess may be returned to the Fund, subject to certain conditions. Following the Cardinal Funding Commitment Termination Date but prior to the Cardinal Funding Final Maturity Date, proceeds received by Cardinal Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings, as well as principal on outstanding borrowings in accordance with the terms of the Secured Credit Facility, and the excess may be returned to the Fund, subject to certain conditions. On the Cardinal Funding Final Maturity Date, Cardinal Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Fund.

Under the Secured Credit Facility, Cardinal Funding is permitted to borrow amounts in U.S. dollars or certain other permitted currencies. Amounts drawn under the Secured Credit Facility, will bear interest at the Term SOFR Reference Rate, the CDOR Rate, SONIA or the EURIBOR Rate (the “Applicable Reference Rate”), in each case, plus a margin. Advances used to finance the purchase or origination of broadly syndicated loans under the Secured Credit Facility initially bear interest at the Applicable Reference Rate plus a spread of 1.70%. Advances used to finance the purchase or origination of private credit loans under the Secured Credit Facility initially bear interest at the Applicable Reference Rate plus a spread of 2.20%. Advances used to finance the purchase or origination of any other eligible loans under the Secured Credit Facility initially bear interest at the Applicable Reference Rate plus a spread of 2.45%. After the expiration of a three-year reinvestment period, the applicable margin on outstanding advances will be increased by 0.50% per annum. The Secured Credit Facility contains customary covenants, including certain limitations on the activities of Cardinal Funding, including limitations on incurrence of incremental indebtedness, and customary events of default. The Secured Credit Facility is secured by a perfected first priority security interest in the assets of Cardinal Funding and on any payments received by Cardinal Funding in respect of those assets. Assets pledged to the lenders under the Secured Credit Facility will not be available to pay the debts of the Fund.

Borrowings of Cardinal Funding are considered our borrowings for purposes of complying with the asset coverage requirements under the 1940 Act.